Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2006
FIXED CHARGES:
Interest Expense	$48,840
Amortization of Debt Premium, Discount and Expense	574
Interest Component of Rentals	1,429

Total Fixed Charges	$50,843

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$95,860
Add:
Income Taxes	62,044
Total Fixed Charges	50,843

Total Earnings	$208,747

Ratio of Earnings to Fixed Charges	4.1